Exhibit 99.01


           SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
 (DOLLARS IN THOUSANDS EXCEPT PER SUBSCRIBER AND GENERAL AND LIMITED PARTNERS'
                                     DATA)

  The selected consolidated financial data as of and for each of the five years in the period ended December 31, 1996 (except for Average Monthly Revenue per Average Basic Subscriber) have been derived from the audited Consolidated Financial Statements of the Company. These data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto, for each of the three years in the period ended December 31, 1996 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of operations data with respect to fiscal years ended December 31, 1992 and 1993, and the balance sheet data at December 31, 1992, 1993, and 1994 have been derived from audited consolidated financial statements of the Company not included herein.

                                        YEAR ENDED DECEMBER 31,
                              ------------------------------------------------
                                1992      1993      1994      1995      1996
                              --------  --------  --------  --------  --------
STATEMENT OF OPERATIONS
 DATA:
Revenues....................  $ 93,401  $ 98,646  $ 94,458  $120,968  $159,870
Direct operating and
 programming expenses.......    22,473    22,078    22,369    37,494    48,598
Selling, general and
 administrative expenses....    18,817    16,692    18,708    23,912    28,974
Depreciation and
 amortization...............    39,407    37,240    36,703    31,953    40,446
Management fees.............     4,831     4,681     6,302     6,334     8,839
                              --------  --------  --------  --------  --------
Operating income............  $  7,873  $ 17,955  $ 10,376  $ 21,275  $ 33,013
Interest expense............   (25,775)  (24,515)  (22,889)  (29,217)  (40,748)
Interest expense--
 affiliates.................    (4,497)   (4,955)   (9,373)   (7,501)   (6,600)
Priority return to
 affiliate..................     5,247       --        --        --        --
Other income (expense)......       535       271       585       (15)      401
                              --------  --------  --------  --------  --------
Loss before income taxes,
 extraordinary loss and
 cumulative effect of change
 in accounting principle(a).  $(16,617) $(11,244) $(21,301) $(15,458) $(13,934)
Income tax (expense)
 benefit....................       --        --        276    (2,824)    2,984
Extraordinary loss(a).......       --        --        --     (1,109)      --
Cumulative effect of change
 in accounting for income
 taxes(a)...................       --    (59,500)      --        --        --
                              --------  --------  --------  --------  --------
Net loss....................  $(16,617) $(70,744) $(21,025) $(19,391) $(10,950)
                              ========  ========  ========  ========  ========
Loss per general and limited
 partners' unit before
 extraordinary loss and
 cumulative effect of change
 in accounting principle....  $ (1,662) $ (1,124) $ (2,103) $ (1,828) $ (1,095)
Cash distributions declared
 per general and limited
 partners' unit.............       --        --        --        --      5,467

                                           DECEMBER 31,
                          ------------------------------------------------------------
                            1992          1993          1994          1995      1996
                          ---------     ---------     ---------     --------  --------
BALANCE SHEET DATA:
Total assets............  $ 467,279     $ 458,663     $ 375,985     $533,909  $640,221
Total debt (b)..........    362,428       368,263       314,069      419,809   572,713
Redeemable Preferred
 Limited Partner
 Interests..............    269,601       276,101       276,101          --        --
Partners' equity
 (deficiency)...........   (322,055)     (452,115)     (494,105)     (18,544)  (84,199)
                                      YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------
                            1992          1993          1994          1995      1996
                          ---------     ---------     ---------     --------  --------
FINANCIAL RATIOS AND
 OTHER DATA:
EBITDA (c)..............  $  52,646     $  60,147     $  53,966     $ 59,547  $ 82,699
EBITDA Margin (d).......       52.8%(e)      56.8%(e)      56.7%(e)     49.2%     51.7%
Cash provided by
 operating activities...     18,657        16,652        20,285        8,161    33,411
Cash (used for) provided
 by investing
 activities.............     (9,870)      (32,959)       19,402     (107,351)  (70,444)
Cash (used for) provided
 by financing
 activities.............     (5,508)       20,628       (50,633)     131,442    30,822
Capital Expenditures....  $  26,827     $  23,164     $  23,916     $ 21,498  $ 28,117
Ratio of Earnings to
 Fixed Charges (f)......        --            --            --           --        --
Average Monthly Revenue
 per average basis
 subscriber (g).........  $   28.67     $   28.90     $   30.25     $  33.45  $  33.78

- --------
(a) "Extraordinary loss" relates to loss on the early retirement of debt. "Cumulative Effect of Change in Accounting Principle" refers to a change in accounting principle. Effective January 1, 1993 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes. SFAS No. 109 resulted in the cumulative recognition of an additional liability by the Company of $59,500.

(b) Excludes affiliate debt.

(c) Earnings before interest expense, income taxes, depreciation and amortization, management fees, other noncash charges, extraordinary loss and cumulative effect of change in accounting principle ("EBITDA"). EBITDA and similar measurements of cash flow are commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. While EBITDA is not an alternative indicator of operating performance to operating income or an alternative to cash flows from operating activities as a measure of liquidity as defined by generally accepted accounting principles, and, while EBITDA may not be comparable to other similarly titled measures of other companies, the Company's management believes EBITDA is a meaningful measure of performance as substantially all of the Company's financing agreements contain financial covenants based on EBITDA. See "Description of Other Financings."

(d) Percentage representing EBITDA divided by revenues.

(e) Excludes business interruption revenue allocated from insurance proceeds related to Hurricane Andrew of $7,146, $9,547 and $1,037 for the years ended December 31, 1992, 1993 and 1994, respectively.

(f) For purposes of calculating the ratio of earnings to fixed charges: (i) earnings consist of loss before income taxes and extraordinary items plus fixed charges excluding capitalized interest and (ii) fixed charges consist of interest, whether expensed or capitalized plus amortization of debt issuance costs plus the assumed interest component of rent expense. For the years ended December 31, 1992, 1993, 1994, 1995, and 1996 the Company's earnings were insufficient to cover its fixed charges by $22,300, $11,680, $21,692 $15,804 and $14,681, respectively.

(g) Average for the last quarter of each period presented. The Company believes that this presentation provides meaningful trend information over the periods presented and is commonly used in the cable television industry to present such data on a comparative basis.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

INTRODUCTION

  OVERVIEW

  Adelphia serves as the managing general partner of the Company and holds voting general partnership interests representing 50% of the voting interests of the Company. FPL Group holds general and limited partnership interests representing the remaining 50% of the voting interests. Adelphia and FPL Group also held, as of December 31, 1996, $258.4 million and $129.2 million respectively, aggregate principal amount of non-voting Preferred Limited Partnership interests ("PLP") in the Company, which provide for a 16.5% per annum priority return.

  The Company earned substantially all of its revenues in each of the last three fiscal years from monthly subscriber fees for basic, satellite, premium and ancillary cable television services (such as installations and equipment rentals), local and national advertising sales and pay-per-view programming services. See "Business--Subscriber Rates" and "--Advertising Revenue."

  ACQUISITIONS (INCLUDING CONTRIBUTION)/DISPOSITIONS

  On June 30, 1994, the Company sold to Adelphia 85% of the common stock of Northeast Cable, Inc. ("Northeast") for a purchase price of $31.9 million and assumption of notes payable to banks of $42.3 million. Northeast owns cable television systems serving approximately 36,500 subscribers in eastern Pennsylvania. Of the purchase price, $16.0 million was paid in cash and the remainder resulted in a decrease in the Company's then existing amount payable to Adelphia. No gain or loss was recognized on this transaction. The consolidated statements of operations and cash flows for the Company include the operations of Northeast for the year ended December 31, 1993 and the six months ended June 30, 1994.

  On February 28, 1995, the Company entered into a Liquidation Agreement with the Gans family ("Gans"), a limited partner of the Company. Under this Liquidation Agreement, Gans agreed to exchange their redeemable limited partner interests in the Company for the remaining 15% of the common stock of Northeast held by the Company. Concurrently with the closing of the Liquidation Agreement, Adelphia, the Company, FPL Group and certain shareholders of Adelphia entered into the investment agreement whereby FPL Group contributed to the Company substantially all of the assets associated with certain cable television systems serving approximately 50,000 subscribers in South Florida, in exchange for general and limited partner interests, Special Limited Partner Interests ("SLP") of $20.0 million and $112.5 million of newly issued 16.5% PLP.

  On April 3, 1995, the Company acquired all of the cable and security systems of WB Cable Associates, Ltd. ("WB Cable") which, at the acquisition date, served approximately 44,000 cable and electronic security monitoring subscribers for a purchase price of $82.0 million. WB Cable provides cable services from one headend and electronic security monitoring services from one location in West Boca Raton, Florida. Of the purchase price, $77.0 million was paid in cash and $5.0 million was paid in Adelphia Class A Common Stock. The acquisition was accounted for under the purchase method of accounting, and was financed principally through borrowings under one of the Subsidiaries' credit agreements.

  On January 5, 1996, the Company acquired all of the southeast Florida cable systems of the Leadership Cable division of Fairbanks Communications, Inc., which, at the acquisition date, served approximately 50,000 cable and electronic security monitoring subscribers for a purchase price of

$95.8 million. The purchase price consisted of $40.0 million in cash and a seller note due December 30, 1997 totaling $55.8 million plus accrued interest. The cash portion of the acquisition price was financed through borrowings under one of the Subsidiaries' credit agreements.

  On March 28, 1996, Adelphia, FPL Group, the Company and certain shareholders of Adelphia entered into an agreement which amended certain aspects of the Company's partnership agreement. The agreement provided for the repayment of certain amounts owed to FPL Group totaling $20.0 million, the release of certain obligations of FPL Group to the Company and the reduction of FPL Group's PLP and accrued priority return balances by $20.0 million. The agreement further provided for a $40.0 million distribution to Adelphia as a reduction of its PLP interests and accrued priority return. These repayments and distributions were made on March 29, 1996 and were funded through internally generated funds and borrowings by the Subsidiaries.

RESULTS OF OPERATIONS

  The changes in the Company's results of operations for the year ended December 31, 1995 compared with the year ended December 31, 1994, were primarily the result of acquisitions, rate increases, the expansion of existing operations and increased advertising revenues. The changes for the year ended December 31, 1996, compared with the prior year were primarily the result of acquisitions, expanding existing cable television operations and the impact of increased advertising sales and other service offerings as well as an increase in cable rates implemented during October 1995 and June 1996. The high level of depreciation and amortization associated with acquisitions and the upgrading and expansion of the cable systems, and interest and placement costs associated with financing activities will continue to have a negative impact on the reported results of operations. The Company expects to report net losses for the foreseeable future.

  The following table is derived from the Company's Consolidated Financial Statements that are included in this Prospectus and sets forth the historical percentage relationship to revenues of the components of operating income contained in such financial statements for the periods indicated.

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                        1994     1995     1996
                                                      -------  -------  -------
Revenues.............................................   100.0%   100.0%   100.0%
Operating expenses:
 Direct operating and programming....................    23.7     31.0     30.4
 Selling, general and administrative.................    19.8     19.8     18.1
 Depreciation and amortization.......................    38.9     26.4     25.4
 Management fees to managing general partner.........     6.6      5.2      5.5
                                                      -------  -------  -------
Operating income.....................................    11.0%    17.6%    20.6%
                                                      =======  =======  =======

  COMPARISON OF YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

  REVENUES. The primary revenue sources, reflected as a percentage of total revenue, for the years ended December 31, 1994, 1995 and 1996 were as follows:

                                                                  1994  1995  1996
                                                                  ----  ----  ----
Regulated service and equipment fees.............................  78%   77%   76%
Premium programming fees.........................................  13%   13%   12%
Advertising sales and other services.............................   9%   10%   12%

  Total revenues for the year ended December 31, 1995 increased 28.1% from the prior year, primarily due to the impact of the cable systems contributed by FPL Group and the cable systems acquired from WB Cable during 1995 together with the positive impact of rate increases implemented in October 1995 and the internal growth of subscribers. Revenues increased approximately 32.2% for the year ended December 31, 1996 compared with the prior year, primarily due to the impact of cable systems contributed by FPL Group and the cable systems acquired from WB Cable during 1995 and Leadership during 1996, and the positive impact of rate increases implemented during October 1995 and June 1996. Subscriber growth and advertising revenues also contributed to the increase in revenues during the current period.

  The increases were attributable to the following:

                                                               PERCENTAGE
                                                               OF INCREASE
                                                                 FOR THE
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
Acquisitions/dispositions....................................     80%       66%
Basic subscriber growth......................................      7%        5%
Rate increases...............................................      5%       18%
Advertising sales and other services.........................     12%       11%
Business interruption revenue................................     (4%)      --

  DIRECT OPERATING AND PROGRAMMING EXPENSES. Direct operating and programming expenses, which are mainly basic and premium programming costs and technical expenses, increased 67.6% and 29.6% for the years ended December 31, 1995 and 1996, respectively, compared with the respective prior years. Such increases were primarily due to increased programming costs and incremental costs associated with increased subscribers as well as increased operating expenses from acquired systems. Acquired systems accounted for approximately 65% and 41% of the increase for the years ended December 31, 1995 and 1996, respectively. Because of regulatory limitations on the timing and extent to which cost increases may be passed on to customers, operating and programming expenses during the year ended December 31, 1995 increased at a greater magnitude than corresponding revenue increases. During the year ended December 31, 1996, such expenses declined as a percentage of revenues which reflects the favorable impact of rate increases. The Company increased rates in most of its System, in accordance with FCC guidelines, during October 1995 and June 1996.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. These expenses, which are mainly comprised of costs related to system offices, customer service representatives, and sales and administrative employees, increased 27.8% and 21.1% for the years ended December 31, 1995 and 1996, respectively, compared with the respective prior years. The increases were primarily due to incremental costs associated with acquisitions and costs associated with subscriber growth. Acquired systems accounted for approximately 98% and 41% of the increase for the years ended December 31, 1995 and 1996, respectively. Selling, general and administrative expenses declined as a percentage of revenues for the year ended December 31, 1996 when compared with the prior year which reflects the impact of rate increases and the successful integration of acquired systems with existing operations.

  EBITDA. For the year ended December 31, 1995, EBITDA increased 10.3% as compared with the prior year. The increase was primarily due to the positive impact of the October 1, 1995 rate increase, increased advertising and other service revenues, and the increased operating income provided by the cable systems contributed by FPL Group and the cable systems acquired from WB Cable, partially offset by increased programming costs and incremental costs associated with increased subscribers. For the year ended December 31, 1996, EBITDA increased 38.9% as compared with the prior year. The increase was primarily due to the positive effects of the October 1995 and June 1996 rate increases, increased advertising and other service revenues, and the increased operating income provided by cable systems contributed by the FPL Group, and acquired from WB Cable and Leadership, partially offset by increased programming costs and incremental costs associated with increased subscribers related to those systems.

  MANAGEMENT FEES TO MANAGING GENERAL PARTNER. Pursuant to the terms of the Company's Partnership Agreement, the Company pays to Adelphia, on a quarterly basis, an amount representing an allocation of the corporate overhead of Adelphia and its subsidiaries with respect to the Company for such period, which allocation is based upon the ratio of the Company's cable subscribers to the total cable subscribers owned or managed by Adelphia. Management fees remained relatively constant during the year ended December 31, 1995 as compared with the prior year, as a percent of revenues, such fees decreased primarily due to revenues increasing at a faster rate than the associated corporate costs which are allocated as a management fee. Such fees increased as a percentage of revenues for the year ended December 31, 1996 as compared to the prior year primarily due to allocated corporate costs included in management fees increasing proportionately at a higher rate than revenues.

  DEPRECIATION AND AMORTIZATION. Depreciation and amortization was lower for the year ended December 31, 1995, compared with the prior year, primarily due to decreased amortization related to certain intangible assets which became fully-amortized. This decrease was partially offset by increased depreciation and amortization related to acquisitions consummated during the year ended December 31, 1995. Depreciation and amortization was higher for the year ended December 31, 1996, compared with the prior year, primarily due to the recently completed acquisitions.

  INTEREST EXPENSE. For the year ended December 31, 1995, interest expense increased 27.6% primarily due to the higher level of debt outstanding related to the acquisition of WB Cable. For the year ended December 31, 1996, interest expense increased 39.5% compared to the prior year primarily due to increased levels of debt incurred as a result of acquisitions.

  INTEREST EXPENSE-AFFILIATES. The Company is charged interest on advances due to Adelphia and other affiliates. Such advances were used by the Company for capital expenditures, for repayment of debt and for working capital. For the years ended December 31, 1995 and 1996, interest expense--affiliates decreased 20.0% and 12.0% respectively, primarily due to a decline in the amount of average advances outstanding.

  NET LOSS. The Company reported net losses of $21.0 million, $19.4 million and $11.0 million for the years ended December 31, 1994, 1995 and 1996, respectively. The decline in net loss in 1995 compared to 1994 is primarily due to the increased operating income of acquired systems, partially offset by increased programming costs, interest expense and incremental costs associated with increased subscribers. The decline in net loss in 1996 compared to 1995 is primarily due to the impact of rate increases and increased operating income of acquired systems, partially offset by increased programming costs, interest expense and other incremental costs associated with increased subscribers.

LIQUIDITY AND CAPITAL RESOURCES

  The cable television business is capital intensive and typically requires continual financing for the construction, modernization, maintenance, expansion and acquisition of cable systems. During the three years in the period ended December 31, 1996, the Company committed substantial capital resources for these purposes. These expenditures were funded through long-term borrowings and, to a lesser extent, advances from affiliates and internally generated funds. The Company's aggregate outstanding borrowings as of December 31, 1996 were $572.7 million. The Company's ability to generate cash to meet its future needs will depend generally on its results of operations and the continued availability of external financing.

  CAPITAL EXPENDITURES

  Management believes its past capital expenditures program has resulted in higher levels of channel capacity and addressability in comparison to other cable television operators. Capital expenditures for the years ended December 31, 1994, 1995 and 1996 were $23.9 million, $21.5 million and $28.1 million, respectively. The capital expenditures for the year ended 1994 included expenditures related to the South Dade rebuild from the effects of Hurricane Andrew, which occurred in August 1992. The increase in capital expenditures for the year ended December 31, 1996 compared to the prior year was primarily due to the impact of acquired systems and the acceleration of the rebuilding of the Company's cable plant. Management expects capital expenditures for 1997 to be approximately $30 million to $32 million due to the Company's current estimates that it will make capital expenditures over the next five years of approximately $117 million to upgrade its broadband network. These will be in addition to capital expenditures for line extensions, converters and support facilities.

  FINANCING ACTIVITIES

  The Company's ability to generate cash adequate to meet its future needs will depend generally on its results of operations and the continued availability of financing from both its owners and external sources. During the three year period ended December 31, 1996, the Company funded its working capital requirements, capital expenditures, and acquisitions through long-term borrowings primarily from banks, issuance of the Senior Notes by Olympus, advances from affiliates and internally generated funds. The Company generally has funded the principal and interest obligations on its long-term borrowings from banks by refinancing the principal with new loans, and by paying the interest out of internally generated funds.

  Most of Olympus' directly-owned subsidiaries have their own senior credit agreements with banks. Typically, borrowings under these agreements are collateralized by the assets of the borrowing subsidiary and its subsidiaries and, in some cases, are guaranteed by such subsidiary's subsidiaries. At December 31, 1995 and 1996, an aggregate of $419.0 million and $309.0 million, respectively, in borrowings were outstanding under these agreements. These agreements contain certain provisions which, among other things, provide for limitations on borrowings of and investments by the borrowing subsidiaries, transactions between the borrowing subsidiaries and Olympus and its other subsidiaries and affiliates, and the payment of distributions and fees by the borrowing subsidiaries. These agreements also require the maintenance of certain financial ratios by the borrowing subsidiaries. The Company is in compliance with the financial covenants and related financial ratio requirements contained in its various credit agreements, based on operating results for the years ended December 31, 1995 and 1996.

  Based upon the results of operations of subsidiaries for the quarter ended December 31, 1996 approximately $166.2 million of available assets could have been transferred to Olympus, under the most restrictive covenants of the subsidiaries' credit agreements. The subsidiaries also have the ability to sell, dividend or distribute certain assets to other subsidiaries or Olympus, which would have the net effect of increasing availability.

  On May 12, 1995, certain Company subsidiaries entered into a $475.0 million reducing revolving credit facility with several banks, with a final maturity of December 31, 2003. The proceeds at closing were used to repay existing bank debt. In addition, another subsidiary of the Company is a co-borrower with two entities not owned by the Company under a $200 million revolving credit facility maturing September 30, 2004, the terms of which permit such subsidiary to borrow up to $39.5 million. Although each co-borrower is liable to the banks as a co-borrower for all borrowings under the $200 million facility, the lenders in this facility have agreed that they shall not have any recourse against the Company (other than the Company's interests in that subsidiary). At December 31, 1996, the Subsidiaries had an aggregate of $190.5 million available under their revolving credit facilities with banks. The Company expects to repay the $70 million non-interest bearing discount note due December 30, 1997 to Fairbanks Communications, Inc. from existing credit facilities. The Company had $26.5 million in cash and cash equivalents at December 31, 1996 which, combined with the Subsidiaries' unused portion of their credit facilities with banks, aggregated $217.0 million.

  At December 31, 1996, the Company had total outstanding bank debt of $309.0 million. Interest rates charged are based primarily upon one or more of the following options: prime rate plus 0% to 1.0% or Eurodollar rate plus .625% to 2.0%. The weighted average interest rate on notes payable to the banks, including the effect of interest rate hedging arrangements, was 6.5% at December 31, 1996. Interest on outstanding borrowings is generally payable on a quarterly basis. At December 31, 1996, approximately 47.5% of such debt was subject to fixed interest rates for at least one year under the terms of such debt or applicable interest rate swap agreements.

  On November 12, 1996, Olympus issued $200.0 million of 10 5/8% Senior Notes (the "Senior Notes") in a private placement. Net proceeds, after payment of transaction costs, of approximately $195.0 million were used to reduce amounts outstanding on Olympus' subsidiaries' notes payable to banks. Interest is payable semi-annually commencing May 15, 1997. The Senior Notes are unsecured and are due November 15, 2006. Olympus may redeem up to $70.0 million of the Senior Notes at 110.625% of principal through November 6, 1999. Commencing November 15, 2001, Olympus may redeem the Senior Notes in whole or in part at 105.3125% of principal declining annually to par on November 15, 2004. Holders of the Senior Notes have the right to require Olympus to redeem their Senior Notes at 101% upon a Change of Control (as defined in the Indenture). The Indenture stipulates, among other things, limitations on additional borrowings, payment of dividends or distributions, repurchase of equity interests, transactions with affiliates and the sale of assets. The Indenture also provides for payment to the note holders of liquidated damages of up to 2% per annum of the Senior Notes principal if Olympus does not file a registration statement or cause such registration statement to become effective within a prescribed time period with respect to an offer to exchange the Senior Notes for a new issue of debt securities registered under the Securities Act of 1933, with terms substantially the same as those of the Senior Notes.

  The Company has entered into interest rate swap agreements and interest rate cap agreements with banks and an affiliate to reduce the impact of changes in interest rates on its bank debt and its PLP interests. The Company enters into pay-fixed agreements to effectively convert a portion of its variable-rate debt to fixed-rate debt. The Company enters into receive-fixed agreements to effectively convert a portion of its fixed-rate debt to variable-rate debt which is indexed to LIBOR. Interest rate cap agreements are used to reduce the impact of increases in interest rates on variable rate debt. The Company is exposed to credit loss in the event of nonperformance by the banks and the affiliate. The Company does not expect any such nonperformance. At December 31, 1996, the Company would have received approximately $2.6 million to settle its interest rate swap and cap agreements, representing the excess of fair market value over carrying cost of these agreements.

  The Company believes that cash and cash equivalents, internally generated funds, borrowings under existing credit facilities, and future financing sources will be sufficient to meet its short-term and long-term liquidity and capital requirements. Although in the past the Company has been able to refinance its indebtedness or obtain new financing, there can be no assurance that the Company will be able to do so in the future or that the terms of such financings would be favorable.

  RESOURCES

  The Company plans to continue to explore and consider new commitments, arrangements or transactions to refinance existing debt, increase the Company's liquidity or decrease the Company's leverage. These could include, among other things, the future issuance by the Company, or its subsidiaries, of public or private equity or debt and the negotiation of new or amended credit facilities. These could also include entering into acquisitions, joint ventures or other investment or financing activities, although no assurance can be given that any such transactions will be consummated. The Company's ability to borrow under current credit facilities and to enter into refinancings and new financings is limited by covenants contained in its subsidiaries' credit agreements, including covenants under which the ability to incur indebtedness is in part a function of applicable ratios of total debt to cash flow.

  Management believes that the telecommunications industry, including the cable television and telephone industries, continues to be in a period of consolidation characterized by mergers, joint ventures, acquisitions, sales of all or part of cable companies or their assets, and other partnering and investment transactions of various structures and sizes involving cable or other telecommunications companies. The Company continues to evaluate new opportunities that allow for the expansion of its business through the acquisition of additional cable television systems in geographic proximity to its existing regional markets or in locations that can serve as a basis for new market areas. The Company, like other cable television companies, has participated from time to time and is participating in preliminary discussions with third parties regarding a variety of potential transactions, and the Company has considered and expects to continue to consider and explore potential transactions of various types with other cable and telecommunications companies. However, no assurances can be given as to whether any such transaction may be consummated or, if so, when.

  Certain cable systems in which affiliates of the Company have interests could become acquisition candidates in the future, although no binding or definitive agreements have been reached in this regard. National Cable Acquisition Associates, L.P. is owned by Syracuse Hilton Head Holdings, L.P. ("SHHH"), a partnership between the Rigas family and Tele-Communications, Inc., and served 57,447 basic subscribers in Palm Beach County, Florida as of December 31, 1996. Interests in Tele-Media Investment Partnership, L.P. ("TMIP") are held by SHHH and TMIP's cable systems served 67,102 basic subscribers in Florida as of December 31, 1996. Although the Company has certain rights of first refusal if the interests held by affiliates are proposed to be transferred, there can be no assurances whether or when any agreements regarding the acquisitions of part or all of such interests or such cable television systems will be reached.

INFLATION

  In the three years in the period ended December 31, 1996, the Company believes that inflation did not have a significant effect on its results of operations. Periods of high inflation could have an adverse effect to the extent that increased borrowing costs for floating-rate debt may not be offset by increases in subscriber rates. At December 31, 1996, after giving effect to interest rate hedging agreements, approximately $195.7 million of the Company's total debt was subject to floating interest rates.

                         INDEPENDENT AUDITORS' REPORT

Olympus Communications, L.P.:

  We have audited the accompanying consolidated balance sheets of Olympus Communications, L.P. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, partners' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Olympus Communications, L.P. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
March 26, 1997

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                            DECEMBER 31,
                                                         --------------------
                                                           1995       1996
                                                         ---------  ---------
ASSETS:
Cable systems, at cost, net of accumulated depreciation
 and amortization:
  Property, plant and equipment......................... $ 203,129  $ 225,775
  Intangible assets.....................................   280,873    350,411
                                                         ---------  ---------
    Total...............................................   484,002    576,186
Cash and cash equivalents...............................    32,677     26,466
Subscriber receivables--net.............................     7,838     10,491
Prepaid expenses and other assets--net..................     9,392     27,078
                                                         ---------  ---------
    Total............................................... $ 533,909  $ 640,221
                                                         =========  =========
LIABILITIES AND PARTNERS' EQUITY (DEFICIENCY):
Notes payable to banks.................................. $ 419,000  $ 309,000
10 5/8% Senior Notes due 2006...........................       --     200,000
Other debt..............................................       809     63,713
Accounts payable........................................    14,261     15,122
Subscriber advance payments and deposits................     3,957      5,426
Accrued interest and other liabilities..................    12,992     30,429
Accrued priority return on preferred limited partner
 interests..............................................    19,269     20,476
Due to affiliates--net..................................    38,613     39,667
Deferred income taxes...................................    43,552     40,587
                                                         ---------  ---------
    Total liabilities...................................   552,453    724,420
Commitments and contingencies (Note 5)
Partners' equity (deficiency):
  Limited partners' interests...........................   396,630    407,669
  General partners' equity (deficiency).................  (415,174)  (491,868)
                                                         ---------  ---------
    Total partners' equity (deficiency).................   (18,544)   (84,199)
                                                         ---------  ---------
    Total............................................... $ 533,909  $ 640,221
                                                         =========  =========

                See notes to Consolidated Financial Statements.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
Revenues........................................  $ 93,421  $120,968  $159,870
Business interruption revenue...................     1,037        --       --
                                                  --------  --------  --------
   Total........................................    94,458   120,968   159,870
                                                  --------  --------  --------
Operating expenses:
 Direct operating and programming...............    22,369    37,494    48,598
 Selling, general and administrative............    18,708    23,912    28,974
 Depreciation and amortization..................    36,703    31,953    40,446
 Management fees to Managing Affiliate..........     6,302     6,334     8,839
                                                  --------  --------  --------
   Total........................................    84,082    99,693   126,857
                                                  --------  --------  --------
Operating income................................    10,376    21,275    33,013
                                                  --------  --------  --------
Other income (expense):
 Interest expense...............................   (22,889)  (29,217)  (40,748)
 Interest expense--affiliates...................    (9,373)   (7,501)   (6,600)
 Other income (expense).........................       585       (15)      401
                                                  --------  --------  --------
   Total........................................   (31,677)  (36,733)  (46,947)
                                                  --------  --------  --------
Loss before income taxes and extraordinary loss.   (21,301)  (15,458)  (13,934)
Income tax benefit (expense)....................       276    (2,824)    2,984
                                                  --------  --------  --------
Loss before extraordinary loss..................   (21,025)  (18,282)  (10,950)
Extraordinary loss on early retirement of debt
 (net of income tax benefit of $486)............       --     (1,109)      --
                                                  --------  --------  --------
Net loss........................................   (21,025)  (19,391)  (10,950)
Priority return on preferred and senior limited
 partner interests..............................   (61,923)  (63,358)  (65,644)
Net loss allocated to redeemable limited
 partners.......................................     5,000       --        --
Accretion requirement of redeemable limited
 partners.......................................    (5,885)      --        --
                                                  --------  --------  --------
Net loss of general and limited partners after
 priority return and accretion requirements.....  $(83,833) $(82,749) $(76,594)
                                                  ========  ========  ========
Loss per general and limited partners' unit
 before extraordinary loss and after priority
 return and accretion requirements..............  $ (8,383) $ (8,164) $ (7,659)
Extraordinary loss per general and limited
 partners' unit on early retirement of debt.....       --       (111)      --
                                                  --------  --------  --------
Net loss per general and limited partners' unit
 after
 priority return and accretion requirements.....  $ (8,383) $ (8,275) $ (7,659)
                                                  ========  ========  ========

                See notes to Consolidated Financial Statements.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY (DEFICIENCY)

                             (DOLLARS IN THOUSANDS)

                                                                    TOTAL
                                          LIMITED    GENERAL   PARTNERS' EQUITY
                                          PARTNERS  PARTNERS     (DEFICIENCY)
                                          --------  ---------  ----------------
Balance, December 31, 1993............... $    --   $(452,115)    $(452,115)
  Excess of sale price over carrying
   value of assets
   sold to affiliates....................      --      41,943        41,943
  Net loss of general partner after
   priority return and accretion
   requirements..........................      --     (83,833)      (83,833)
  Capital distribution...................      --        (100)         (100)
                                          --------  ---------     ---------
Balance, December 31, 1994...............      --    (494,105)     (494,105)
  Intercompany advances converted to
   general
   partners' equity (deficiency).........      --      49,974        49,974
  Redeemable preferred limited partner
   interests
   converted to general partners' equity
   (deficiency)..........................      --      51,101        51,101
  Accrued priority return converted to
   general
   partners' equity (deficiency).........      --     142,300       142,300
  Excess of obligation for redeemable
   limited partner interest over carrying
   value of investment exchanged to
   satisfy such obligation...............      --       4,754         4,754
  Excess of ascribed value over
   historical cost
   of assets contributed by Telesat......      --     (86,349)      (86,349)
  Issuance of preferred limited partner
   interests.............................  376,625        --        376,625
  Issuance of limited and senior limited
   partner interests.....................   20,005        --         20,005
  Net loss of general and limited
   partners
   after priority return.................      --     (82,749)      (82,749)
  Capital distribution...................      --        (100)         (100)
                                          --------  ---------     ---------
Balance, December 31, 1995...............  396,630   (415,174)      (18,544)
  Net loss of general and limited
   partners
   after priority return.................      --     (76,594)      (76,594)
  Issuance of preferred limited partner
   interests ............................   65,711        --         65,711
  Capital distributions..................  (54,672)      (100)      (54,772)
                                          --------  ---------     ---------
Balance, December 31, 1996............... $407,669  $(491,868)    $ (84,199)
                                          ========  =========     =========

                See notes to Consolidated Financial Statements.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1994      1995       1996
                                                 --------  ---------  ---------
Cash flows from operating activities:
 Net loss......................................  $(21,025) $ (19,391) $ (10,950)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
   Depreciation................................    19,132     22,593     25,507
   Amortization................................    17,571      9,360     14,939
   Extraordinary loss on debt retirement
    (net of income tax benefit)................       --       1,109        --
   Accretion of non-interest bearing note......       --         --       6,207
   Changes in operating assets and
    liabilities, net of effects of
    acquisitions and divestitures:
     Subscriber receivables....................       398     (1,026)    (2,653)
     Prepaid expenses and other assets.........    (2,722)    (2,505)   (16,318)
     Accounts payable..........................     4,590      2,729        861
     Subscriber advance payments and deposits..       368        581      1,469
     Accrued interest and other liabilities....     3,333     (8,113)    17,314
   Deferred business interruption proceeds.....    (1,037)       --         --
   Deferred income taxes.......................      (323)     2,824     (2,965)
                                                 --------  ---------  ---------
Net cash provided by operating activities......    20,285      8,161     33,411
                                                 --------  ---------  ---------
Cash flows from investing activities:
 Business acquisitions, net of cash acquired...       --     (85,853)   (42,327)
 Expenditures for property, plant and
  equipment....................................   (23,916)   (21,498)   (28,117)
 Proceeds from sale of assets to affiliates....    43,318        --         --
                                                 --------  ---------  ---------
Net cash provided by (used for) investing
 activities....................................    19,402   (107,351)   (70,444)
                                                 --------  ---------  ---------
Cash flows from financing activities:
 Proceeds from debt............................       --     438,000    324,500
 Repayments of debt............................   (11,871)  (336,094)  (235,018)
 Costs associated with debt financing..........       --      (4,872)    (6,215)
 Payments of priority returns..................   (22,300)   (37,341)   (64,438)
 Amounts advanced (to) from affiliates.........   (16,362)    32,724      1,054
 Issuance of preferred limited partner
  interests....................................       --      39,125     65,711
 Capital distributions.........................      (100)      (100)   (54,772)
                                                 --------  ---------  ---------
Net cash (used for) provided by financing
 activities....................................   (50,633)   131,442     30,822
                                                 --------  ---------  ---------
(Decrease) increase in cash and cash
 equivalents...................................   (10,946)    32,252     (6,211)
Cash and cash equivalents, beginning of year...    11,371        425     32,677
                                                 --------  ---------  ---------
Cash and cash equivalents, end of year.........  $    425  $  32,677  $  26,466
                                                 ========  =========  =========
Supplemental disclosure of cash flow activity--
 Cash payments for interest....................  $ 31,377  $  38,057  $  38,283
                                                 ========  =========  =========

                See notes to Consolidated Financial Statements.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)


1. THE PARTNERSHIP AND BASIS OF PRESENTATION:

  Olympus Communications, L.P. and subsidiaries ("Olympus") is a joint venture limited partnership formed under the laws of Delaware with 50% of the outstanding voting interests held by ACP Holdings, Inc., ("ACP Holdings"), a wholly-owned subsidiary of Adelphia Communications Corporation ("Adelphia") and managing general partner of Olympus. As described below, effective February 28, 1995, the remaining 50% of the voting interest is held by various Telesat entities ("Telesat") which are wholly-owned subsidiaries of FPL Group, Inc. ("FPL"). Olympus' operations consist primarily of selling video programming which is distributed to subscribers in Florida for a monthly fee through a network of fiber optic and coaxial cables.

  The consolidated financial statements include the accounts of Olympus and its substantially wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  On June 30, 1994, Adelphia acquired from Olympus 85% of the common stock of Northeast Cable, Inc. ("Northeast") for a purchase price of $31,875 and assumption of notes payable to banks of $42,300. Northeast owns cable television systems serving approximately 36,500 subscribers in eastern Pennsylvania. Of the purchase price, $16,000 was paid in cash and the remainder resulted in a decrease in Olympus' then existing amount payable to Adelphia. No gain or loss was recognized on this transaction. The consolidated statements of operations and cash flows for Olympus include the operations of Northeast for the six months ended June 30, 1994.

  On February 28, 1995, Olympus entered into a Liquidation Agreement with the Gans Family ("Gans"), an Olympus limited partner. Under this Liquidation Agreement, Gans agreed to exchange their redeemable limited partner interests in Olympus for the remaining 15% of the common stock of Northeast held by Olympus. Concurrently with the closing of the Liquidation Agreement, ACP Holdings, Olympus, Telesat and certain shareholders of Adelphia entered into an investment agreement (the "Telesat Investment Agreement") whereby Telesat contributed to Olympus substantially all of the assets associated with certain cable television systems, serving approximately 50,000 subscribers in southern Florida, in exchange for general and limited partner interests of $5, Senior Limited Partner ("SLP") interests of $20,000 and $112,500 of newly issued 16.5% preferred limited partner ("PLP") interests.

  Prior to the Telesat Investment Agreement, Olympus had obligations to Adelphia for intercompany advances, redeemable PLP interests, and accrued priority return on redeemable PLP interests. In conjunction with the Telesat Investment Agreement, Adelphia contributed $49,974 of the intercompany advances, $51,101 of the existing redeemable PLP interests and all of the then existing accrued priority return on the redeemable PLP interests to general partners' equity (deficiency). Adelphia then exchanged its remaining redeemable PLP interests for $225,000 of new PLP interests. Also, Senior Debt (as defined in the Telesat Investment Agreement) owed by Olympus to Adelphia of $40,000 remained outstanding after consummation of the Telesat Investment Agreement.

  On March 28, 1996, ACP Holdings, Telesat, Olympus, Adelphia and certain shareholders of Adelphia entered into an agreement which amended certain aspects of the Telesat Investment Agreement and the Olympus Partnership Agreement. The amendment provided for the repayment of certain amounts owed to Telesat totaling $20,000, the release of certain obligations of Telesat to

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

Olympus and the reduction of Telesat's PLP and accrued priority return balances by $20,000. The amendment further provided for a $40,000 distribution to Adelphia as a reduction of its PLP interest and accrued priority return balances. These repayments and distributions were made on March 29, 1996 and were funded through internally generated funds and borrowings by a subsidiary of Olympus
(see Note 3).

  On April 3, 1995, Olympus purchased all of the cable and security systems of WB Cable Associates, Ltd. ("WB Cable") serving approximately 44,000 cable and security subscribers for a purchase price of $82,000. WB Cable provides cable service from one headend and security services from one location in West Boca Raton, Florida. Of the purchase price, $77,000 was paid in cash and $5,000 was paid in Adelphia Class A Common Stock. The acquisition, which was accounted for under the purchase method of accounting, was financed principally through additional borrowings under Olympus subsidiaries' credit agreement (see Note
3).

  On January 5, 1996, Olympus acquired all of the southeast Florida cable systems of the Leadership Cable division of Fairbanks Communications, Inc. ("Leadership Cable"), which at the acquisition date, served approximately 50,000 cable and security subscribers for a purchase price of $95,800. Leadership Cable provides cable service and security services in and around West Palm Beach, Florida. The purchase price consisted of $40,000 in cash and a $70,000 non-interest bearing discount seller note due December 30, 1997. This note was recorded at $55,800 at acquisition and will accrete to the $70,000 face amount. The acquisition was accounted for under the purchase method of accounting.

  The following unaudited financial information assumes that all of the aforementioned contribution/acquisition transactions had occurred at the beginning of each of the years ended December 31, 1994 and 1995.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                            ------------------
                                                              1994      1995
                                                            --------  --------
Revenues................................................... $145,177  $146,264
Loss before extraordinary loss and priority return on
 preferred and senior limited partner interests............  (24,539)  (27,534)
Net loss of general and limited partners after priority
 return....................................................  (87,347)  (92,882)
Net loss per general and limited partners' unit after
 priority return...........................................   (8,735)   (9,288)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Subscriber Revenues

  Subscriber revenues are recorded in the month the service is provided.

  Subscriber Receivables

  An allowance for doubtful accounts of $411 and $612 is recorded as a reduction of subscriber receivables at December 31, 1995 and 1996, respectively.

  Programming Expense

  Adelphia allocates charges from programmers to affiliates (including Olympus) based on the number of subscribers to each programming service. In 1994 Adelphia allocated charges from programmers to affiliates (including Olympus) based on cost reductions under programming contracts from incremental subscribers, as well as the number of subscribers to each programming service, the effect of which was to reduce programming expense by $3,250.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)


  Property, Plant and Equipment

  Property, plant and equipment are comprised of the following:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1995      1996
                                                             --------  --------
Operating plant and equipment............................... $272,968  $315,610
Real estate and improvements................................    4,564     4,592
Support equipment...........................................    5,102     6,104
Construction in progress....................................   12,026    16,057
                                                             --------  --------
                                                              294,660   342,363
Accumulated depreciation....................................  (91,531) (116,588)
                                                             --------  --------
                                                             $203,129  $225,775
                                                             ========  ========

  Depreciation is computed on the straight-line method using estimated useful lives of 5 to 12 years for operating plant and equipment and 3 to 20 years for support equipment and buildings. Additions to property, plant and equipment are recorded at cost which includes amounts for material, applicable labor, and interest. Olympus capitalized interest amounting to $346 for each of the years ended December 31, 1995 and 1996, respectively.

  Intangible Assets

  Intangible assets, net of accumulated amortization, are comprised of the following:

                                                                 DECEMBER 31,
                                                               -----------------
                                                                 1995     1996
                                                               -------- --------
   Purchased franchises....................................... $254,186 $306,770
   Goodwill...................................................   13,661   17,645
   Purchased subscriber lists.................................   12,951   25,950
   Non-compete agreements.....................................       75       46
                                                               -------- --------
                                                               $280,873 $350,411
                                                               ======== ========

  A portion of the aggregate purchase price of cable television systems acquired has been allocated to purchased franchises, purchased subscriber lists, non-compete agreements and goodwill. Purchased franchises and goodwill are amortized on the straight-line method over periods which range from 34 to 40 years. Purchased subscriber lists are amortized on the straight-line method over the average periods that the listed subscribers are expected to receive service from the date of acquisition, which range from 7 to 10 years. The non-compete agreements are amortized over their contractual lives, which range from 2 to 5 years. Accumulated amortization of intangible assets amounted to $78,940 and $91,165 at December 31, 1995 and 1996, respectively.

  Amortization of Other Assets

  Deferred debt financing costs are amortized over the term of the related debt. The unamortized amount included in prepaid expenses and other assets was $4,964 and $10,403 at December 31, 1995 and 1996, respectively.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)


  Asset Impairments

  Olympus periodically reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

  Noncash Financing and Investing Activities

  Capital leases entered into during 1995 and 1996 totaled $341 and $1,147, respectively. There were no material capital leases entered into during 1994. Reference is made to Notes 1 and 4 for descriptions of additional noncash financing and investing activities.

  Net Loss Per General and Limited Partner Unit After Priority Return

  Net loss per general and limited partner unit after priority return and accretion requirements is based upon the weighted average number of general and limited partner units outstanding of 10.0 for all periods presented.

  Cash and Cash Equivalents

  Olympus considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  Derivative Financial Instruments

  Net settlement amounts under interest rate swap agreements are recorded as adjustments to interest expense during the period incurred (see Note 3).

  Franchise Expense

  The typical term of the Company's franchise agreements upon renewal is 10 years. Franchise fees range from 3% to 5% of subscriber revenue and are expensed currently.


  Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DEBT:

  Notes Payable to Banks

  Notes payable to banks of Olympus' subsidiaries is comprised of amounts drawn under credit agreements with banks, which totaled $419,000 and $309,000 at December 31, 1995 and 1996, respectively.

  On May 12, 1995, certain Olympus subsidiaries (the "Borrowers") entered into a $475,000 revolving credit facility with several banks, maturing December 31, 2003. Interest rates charged are based upon one or more of the following options: prime rate plus 0% to .75% or Eurodollar rate plus .625% to 1.75%. The weighted average interest rate on notes payable to the banks, including the effect

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

of interest rate hedging arrangements, was 7.11% and 6.51% at December 31, 1995 and 1996, respectively. Interest on outstanding borrowings is generally payable on a quarterly basis.

  Initial borrowings under the revolving credit facility were used to repay the Borrowers' existing notes payable to banks and accrued interest. An extraordinary loss on early retirement of debt of $1,109, net of income tax benefit of $486, was recognized for the year ended December 31, 1995 which represents the unamortized deferred financing costs related to such notes at the date of refinancing.

  Borrowings under this credit arrangement are collateralized by substantially all of the assets of the Borrowers. The agreement limits, among other things, additional borrowings, investments, transactions with affiliates, payment of distributions and fees, and requires the maintenance of certain financial ratios by the Borrowers. At December 31, 1996, Management believes that the Borrowers were in compliance with the agreement's convenants. The agreement also provides that advances and contributions from affiliates may be returned to the affiliate to the extent contributed or advanced from the closing date of the loan.

  The amount of actual borrowings available under the facility is based upon achieving certain levels of operating performance. The Borrowers will pay commitment fees at the annual rate of .375% on unused principal. The credit facility provides for mandatory reductions in the revolving loan commitment, in increasing quarterly amounts, commencing June 30, 1997 through December 31, 2003. On the dates of such mandatory commitment reductions, the Borrowers are obligated to repay outstanding loans in excess of the remaining total commitment.

  On March 29, 1996, an affiliate of Olympus (the "Affiliate") amended and restated its $200 million credit agreement with several banks maturing September 30, 2004 to include Global Acquisition Partners, L.P., ("Global") (a subsidiary of Adelphia) and Telesat Acquisition, L.P. ("Telesat Acquisition") (a subsidiary of Olympus) as co-borrowers (the Affiliate, Telesat Acquisition and Global collectively, the "Borrowing Group"). Initial borrowings of $39,500 by Telesat Acquisition under the credit agreement were used to pay a portion of the distributions to Adelphia and Telesat (see Note 1). The terms of the agreement permit Telesat Acquisition to borrow up to $39,500. Borrowings under this credit arrangement are collateralized by substantially all of the assets of the Borrowing Group. Each of the co-borrowers is liable for all borrowings under this credit agreement although the lenders in this credit agreement have no recourse against Olympus other than Olympus' interest in Telesat Acquisition. The agreement stipulates, among other things, limitations on additional borrowings, investments, transactions with affiliates, payments of dividends and fees, and requires the maintenance of certain financial ratios by the Borrowing Group. At December 31, 1996, Management believes that the Borrowing Group was in compliance with the agreement's convenants. The agreement also provides that advances and contributions from affiliates may be returned to the affiliates to the extent contributed or advanced from the closing date of the loan. Interest rates charged are based upon one or more of the following options: (1) prime rate plus 0% to 1%, (2) LIBOR plus .75% to 2%, or (3) the certificate of deposit rate plus .875% to 2.125%.

  The amount of actual borrowings under the facility is based upon achieving certain levels of operating performance. The Borrowing Group will pay commitment fees at the annual rate of .375% on unused principal. The credit agreement provides for mandatory reductions in the revolving loan commitment, in increasing quarterly amounts, commencing December 31, 1998 through September 30, 2004. On the dates of such mandatory commitment reductions, the Borrowing Group is obligated to repay outstanding loans in excess of the remaining total commitment.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

  Approximately $166.2 million of the net assets of Olympus' subsidiaries would be permitted to be transferred to Olympus in the form of dividends and loans without the prior approval of the lenders based upon the results of operations of such subsidiaries for the three months ended December 31, 1996. The subsidiaries are permitted to pay management fees to Olympus or other subsidiaries. Such fees are limited to a percentage of the subsidiaries' revenues.

  10 5/8% Senior Notes

  On November 12, 1996, Olympus issued $200,000 of 10 5/8% Senior Notes (the "Senior Notes") in a private placement. Net proceeds, after payment of transaction costs, of approximately $195,000 were used to reduce amounts outstanding on Olympus' subsidiaries' notes payable to banks. Interest is payable semi-annually commencing May 15, 1997. The Senior Notes are unsecured and are due November 15, 2006. Olympus may redeem up to $70,000 of the Senior Notes at 110.625% of principal through November 6, 1999. Commencing November 15, 2001, Olympus may redeem the Senior Notes in whole or in part at 105.3125% of principal declining annually to par on November 15, 2004. Holders of the Senior Notes have the right to require Olympus to redeem their Senior Notes at 101% upon a Change of Control (as defined in the Indenture). The Indenture stipulates, among other things, limitations on additional borrowings, payment of dividends or distributions, repurchase of equity interests, transactions with affiliates and the sale of assets. The Indenture also provides for payment to the note holders of liquidated damages of up to 2% per annum of the Senior Notes principal if Olympus does not file a registration statement or cause such registration statement to become effective within a prescribed time period with respect to an offer to exchange the Senior Notes for a new issue of debt securities registered under the Securities Act of 1933, with terms substantially the same as those of the Senior Notes. The new issue of debt securities is expected to be recorded at the same carrying value as the Senior Notes and, accordingly, no gain or loss is expected to be recognized.

  Management intends to fund Olympus' debt maturities through borrowings under new credit agreements and internally generated funds. Changing conditions in the financial markets may have an impact on how Olympus will refinance its debt in the future.

  Other Debt

  As of December 31, 1995 and 1996, other debt consists of purchase money indebtedness and capital leases incurred in connection with the acquisition of, and are collateralized by, certain equipment. The interest rate on such debt is based on the Federal Funds rate plus 1.4% and is adjusted monthly based on changes in the Federal Funds rate. As of December 31, 1996, other debt also includes the seller note, due December 30, 1997, discussed in Note 1.

  The following table sets forth the mandatory reductions in principal under all agreements for indebtedness at December 31 for each of the next five years based on amounts outstanding at December 31, 1996:

      December 31, 1997................................................. $62,007
      December 31, 1998.................................................   --
      December 31, 1999.................................................   --
      December 31, 2000.................................................  38,250
      December 31, 2001.................................................  80,750

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

 Interest Rate Swaps and Caps

  Olympus has entered into interest rate swap agreements and interest rate cap agreements with banks and an affiliate (see Note 9) to reduce the impact of changes in interest rates on its bank debt and its Senior Notes. Olympus enters into pay-fixed agreements to effectively convert a portion of its variable-rate debt to fixed-rate debt. Olympus enters into receive-fixed agreements to effectively convert a portion of its fixed-rate debt to variable-rate debt which is indexed to LIBOR. Interest rate cap agreements are used to reduce the impact of increases in interest rates on variable rate debt. Olympus is exposed to credit loss in the event of nonperformance by the banks and the affiliate. Olympus does not expect any such nonperformance. The following table summarizes the notional amounts outstanding and weighted average interest rate data for all swaps and caps which expire 1996 through 2000.

                                                               DECEMBER 31,
                                                             ------------------
                                                               1995      1996
                                                             --------  --------
PAY FIXED SWAPS
Notional amount............................................. $155,000  $115,000
Average receive rate........................................     5.88%     5.57%
Average pay rate............................................     6.76%     6.48%
RECEIVE FIXED SWAPS
Notional amount............................................. $140,000  $140,000
Average receive rate........................................     7.58%     7.58%
Average pay rate............................................     5.77%     5.55%
INTEREST RATE CAPS
Notional amount.............................................  $75,000   $75,000
Average cap rate............................................     7.50%     7.50%

4. LIMITED PARTNERS' INTERESTS AND GENERAL PARTNERS' EQUITY (DEFICIENCY):

  16.5% Redeemable PLP Interests

  The redeemable PLP interests issued to Adelphia, totaling $276,101 at December 31, 1994, were non-voting, senior to claims represented by other partner interests and provided for a priority return of 16.5% per annum (payable quarterly). In the event that any priority return was not paid when due, such unpaid amounts accrued additional return at a rate of 18.5% per annum. As a result of the February 28, 1995 Telesat Investment Agreement (see
Note 1), $225,000 of the redeemable PLP interests were converted to new PLP interests as described below, and $51,101 of the redeemable PLP interests and $142,300 of the unpaid priority return were converted to general partners' equity (deficiency).

  Redeemable Limited Partner Interests

  As a result of the Liquidation Agreement entered into on February 28, 1995 between Gans and Olympus, Gans exchanged their redeemable limited partnership interest in Olympus for 15% of the common stock of Northeast (see Note 1).

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

  The following summarizes activity related to the redeemable limited partners for the three years ended December 31, 1996:

Balance, December 31, 1993.............................................. $ 5,000
  Net loss allocated to redeemable limited partners.....................  (5,000)
  Accretion requirements to redeemable limited partners.................   5,885
                                                                         -------
Balance, December 31, 1994..............................................   5,885
  Exchange of redeemable limited partner interests......................  (5,885)
                                                                         -------
Balance, December 31, 1995 and 1996..................................... $   --
                                                                         =======

  Preferred, Senior, Limited and General Partnership Interests

  On February 28, 1995, as a result of the Telesat Investment Agreement (as described in Note 1), $337,500 of new Preferred Limited Partner interests, $20,000 of Senior Limited Partner interests and $5 of Limited Partner interests were issued to Adelphia and Telesat as summarized in the table below:

                                                      Adelphia Telesat   Total
                                                      -------- -------- --------
16.5% Preferred Limited Partner Interests............ $225,000 $112,500 $337,500
16.5% Senior Limited Partner Interests...............      --    20,000   20,000
General and Limited Partner Interests................      --         5        5
                                                      -------- -------- --------
  Total.............................................. $225,000 $132,505 $357,505
                                                      ======== ======== ========

  In addition, on various dates during the years ended December 31, 1995 and 1996, additional Preferred Limited Partner interests were issued for cash of $39,125 and $65,711, respectively.

  The Preferred Limited Partner interests are non-voting, do not participate in the profits and losses of the partnership and provide for a priority return of 16.5% per annum (payable quarterly). In the event that any priority return is not paid when due, such unpaid amounts accrue additional return at a rate of 16.5% per annum.

  The Senior Limited Partner interests held by Telesat are non-voting, senior to claims represented by all other partner interests and provide for a priority return of 16.5% per annum (payable quarterly). In the event that any priority return is not paid when due, such unpaid amounts accrue additional return at a rate of 16.5% per annum.

  On March 28, 1996, ACP Holdings, Telesat, Olympus, Adelphia and certain shareholders of Adelphia entered into an agreement which amended certain aspects of the Telesat Investment Agreement and the Olympus Partnership Agreement. The amendment provides for the repayment of certain amounts owed to Telesat totaling $20,000, the release of certain obligations of Telesat to Olympus and the reduction of Telesat's PLP and accrued priority return balances by $20,000. The amendment further provides for a $40,000 distribution to Adelphia as a reduction of its PLP and accrued priority return balances. These repayments and distributions were made on March 29, 1996 and were funded through internally generated funds and borrowings by a subsidiary of Olympus.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

  Allocation of Profits, Losses and Distributions

  Prior to February 28, 1995, the general partner and limited partners of Olympus generally shared in net income and losses of Olympus based upon their respective percentage ownership of partnership voting units except for certain special allocation provisions set forth in the Olympus partnership agreement in effect at the time. As specified in the partnership agreement, after the holders of the PLP interests received a return of their capital plus 16.5% per annum priority return, distributions by Olympus were made in the following order: (i) to partners holding voting units (other than Adelphia) until each partner received an 18% compounded return on its investment; (ii) to Adelphia until it received an 18% compounded return on its investment in the voting units; (iii) to Adelphia as managing general partner, to the special limited partners and to the partners holding voting units until each partner holding voting units received a 24% compounded return on its investment; and (iv) to Adelphia as managing general partner, to the special limited partners and to the partners holding voting units.

  On and after February 28, 1995, profits and losses of Olympus for income tax purposes are allocated 99% to the limited partner of Olympus and 1% to the managing general partner of Olympus until the aggregate profits allocated to the limited partner equals the aggregate losses allocated to the limited partner, at which time the managing general partner receives two-thirds, and the limited partner of Olympus receives one-third of the net income and losses of Olympus. As specified in the partnership agreement, allocations will be made in the following order to the holders of the: (i) Senior Limited Partner Interests; (ii) Special Limited Partner Interests, if any, and (iii) Preferred Limited Partner Interests. Such allocations will equal a return of their capital plus 16.5% per annum priority return less any priority return previously paid. After such allocations, distributions by Olympus will be made in the following order: (i) 99% of any remaining amount will be distributed two-thirds to the managing general partner and any partner holding voting units acquired directly or indirectly from the managing partner, pro rata, and one-third to partners holding the remaining voting units and; (2) thereafter pro rata to all partners holding voting units. At December 31, 1996, 10 voting units were outstanding of which five were held by ACP Holdings, the managing general partner; and five were held by Telesat, the general and limited partners.

5. COMMITMENTS AND CONTINGENCIES:

  Olympus rents office space, tower sites, and space on utility poles under leases with terms which are generally less than one year or under agreements that are generally cancelable on short notice. Total rental expense under all operating leases aggregated $1,036, $1,379 and $1,495 for 1994, 1995 and 1996, respectively.

  In connection with certain obligations under existing franchise agreements, Olympus obtains surety bonds guaranteeing performance to municipalities and public utilities. Payment is required only in the event of nonperformance. Olympus has fulfilled all of its obligations such that no payments under surety bonds have been required.

  During the period July 1, 1993 through July 26, 1996, Olympus had a program to self insure for casualty and business interruption insurance. This program was part of an aggregate agreement between Olympus and its subsidiaries in which Olympus provided insurance for casualty and business interruption claims of up to $10,000 and $20,000 per claim, respectively, for each subsidiary. Effective July 26, 1996, Olympus was insured by an outside party for casualty and business interruption.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

  The cable television industry and Olympus are subject to extensive regulation at the federal, state and local levels. Pursuant to the 1992 Cable Act, which significantly expanded the scope of regulation of certain subscriber rates and a number of other matters in the cable industry, the FCC has adopted rate regulations that establish, on a system-by-system basis, maximum allowable rates for (i) basic and cable programming services (other than programming offered on a per-channel or per-program basis), based upon a benchmark methodology, and (ii) associated equipment and installation services based upon cost plus a reasonable profit. Under the FCC rules, franchising authorities are authorized to regulate rates for basic services and associated equipment and installation services, and the FCC will regulate rates for regulated cable programming services in response to complaints filed with the agency. The original rate regulations became effective on September 1, 1993. Several amendments to the rate regulations have subsequently been added.

  The FCC has adopted regulations implementing virtually all of the requirements of the 1992 Cable Act. The FCC is also likely to continue to modify, clarify or refine the rate regulations. The Telecommunications Act of 1996 (the "1996 Act") deregulates the rates for cable programming services on March 31, 1999. Olympus cannot predict the effect of the 1996 Act on future rulemaking proceedings or changes to the rate regulations.

  Effective September 1, 1993, as a result of the 1992 Cable Act, Olympus repackaged certain existing cable services by adjusting rates for basic service and introducing a new method of offering certain cable services. Olympus adjusted the basic service rates and related equipment and installation rates in all of its systems in order for such rates to be in compliance with the applicable benchmark or equipment and installation cost levels. Olympus also implemented a program in all of its systems called "CableSelect" under which most of Olympus's satellite-delivered programming services were offered individually on a per channel basis, or as a group at a price of approximately 15% to 20% below the sum of the per channel prices of all such services. For subscribers who elected to customize their channel lineup, Olympus provided, for a monthly rental fee, an electronic device located on the cable line outside the home, enabling a subscriber's television to receive only those channels selected by the subscriber. These basic service rate adjustments and the CableSelect program were also implemented in all systems managed by Olympus. Olympus believes CableSelect provided increased programming choices to its subscribers while providing flexibility to Olympus to respond to future changes in areas such as customer demand and programming. Olympus no longer offers the CableSelect program in any of its systems.

  A letter of inquiry, one of at least 63 sent by the FCC to numerous cable operators, was received by Olympus regarding the implementation of this new method of offering services. Olympus responded in writing to the FCC's inquiry. On November 18, 1994, the FCC released amended rules under which, on a prospective basis, any a la carte package will be treated as a regulated tier, except for packages involving premium services. Also, on November 18, 1994, the Cable Services Bureau of the FCC issued a decision holding that the "CableSelect" program was an evasion of the rate regulations and ordered this package to be treated as a regulated tier. This decision, and all other letters of inquiry decisions, were principally decided on the number of programming services moved from regulated tiers to "a la carte" packages. Olympus has appealed this decision to the full Commission which affirmed the Cable Service Bureau's decision. Olympus has sought reconsideration of the decision.

  Certain other cable television companies that utilized a la carte packages have recently reached settlement/resolution with the FCC on this issue. Olympus believes that in view of this experience with

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)

other operators, resolution of these differences is possible, consistent with the terms and conditions of those earlier resolutions. Adelphia has engaged in discussions with the Cable Services Bureau of the FCC regarding a settlement of all outstanding rate proceedings involving "a la carte" packages, including those offered by the Olympus systems. A proposed settlement has been made available for public comment by the FCC. Management currently estimates there will not be any significant costs to Olympus associated with the resolution of this matter. While Olympus cannot predict the ultimate outcome or effect of this matter, management of Olympus does not expect the ultimate outcome of this matter to have a material adverse effect on Olympus's financial position and results of operations. Also, no assurance can be given as to what other future actions Congress, the FCC or other regulatory authorities may take or the effects thereof on Olympus. Olympus is currently unable to predict the effect that the amended regulations, future FCC treatment of a la carte packages or other future FCC rulemaking proceedings will have on its business and results of operations in future periods.

6. EMPLOYEE BENEFIT PLANS:

  Olympus participates in an Adelphia savings plan (401(k)) which provides that eligible full-time employees may contribute from 2% to 20% of their pre-tax compensation subject to certain limitations. Olympus matches contributions not exceeding 1.5% of each participant's pre-tax compensation. During the years ended 1994, 1995 and 1996, no significant matching contributions were made by Olympus.

7. TAXES ON INCOME:

  Certain wholly-owned subsidiaries of Olympus are corporations that file separate federal and state income tax returns. At December 31, 1996, these subsidiaries had net operating loss carryforwards for federal income tax purposes of approximately $184,000 expiring through 2011.

  Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and
(b) operating loss and tax credit carryforwards.

  The tax effects of significant items comprising Olympus' net deferred tax liability as of December 31, 1995 and 1996 are as follows:

                                                              DECEMBER 31,
                                                            ------------------
                                                              1995      1996
                                                            --------  --------
DEFERRED TAX LIABILITIES:
  Differences between book and tax basis of property, plant
   and equipment and intangible assets..................... $ 93,740  $ 91,703
                                                            --------  --------
DEFERRED TAX ASSETS:
  Operating loss carryforwards.............................   66,395    71,145
  Other....................................................      (51)       47
  Valuation allowance......................................  (16,156)  (20,076)
                                                            --------  --------
    Subtotal...............................................   50,188    51,116
                                                            --------  --------
Net deferred tax liability................................. $ 43,552  $ 40,587
                                                            ========  ========

  The net change in the valuation allowance for the year ended December 31, 1996 was an increase of $3,920.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

  The income tax benefit (expense) for years ended December 31, 1994, 1995 and 1996 is as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                            --------------------
                                                            1994  1995     1996
                                                            ---- -------  ------
Federal:
  Current.................................................. $--  $   --   $   19
  Deferred.................................................  234  (2,184)  2,386
State:
  Current..................................................  --      --      --
  Deferred.................................................   42    (640)    579
                                                            ---- -------  ------
                                                            $276 $(2,824) $2,984
                                                            ==== =======  ======

  Reconciliations between the statutory federal income tax rate and Olympus' effective income tax rate as a percentage of loss before income taxes and extraordinary loss are as follows:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                            ------------------
                                                            1994   1995   1996
                                                            ----   ----   ----
Statutory federal income tax rate.......................... (35%)  (35%)  (35%)
Change in valuation allowance..............................  25%    (5%)   26%
Operating losses passed through to partners................   9%    54%    (9%)
State taxes, net of federal benefit........................   0%     4%    (3%)
                                                            ---    ---    ---
Effective income tax rate..................................  (1%)   18%   (21%)
                                                            ===    ===    ===

8. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

  Included in Olympus' financial instrument portfolio are cash, notes payable and interest rate swaps and caps. The carrying values of the notes payable approximate their fair values at December 31, 1996. At December 31, 1995 and 1996, Olympus would have received approximately $3,034 and $2,571, respectively, to settle its interest rate swap and cap agreements, representing the excess of fair value over carrying cost of these agreements. The fair values of the debt and interest rate swaps and caps were based upon quoted market prices of similar instruments or on rates available to Olympus for instruments of the same remaining maturities.

9. TRANSACTIONS WITH RELATED PARTIES:

  Olympus has an agreement with a subsidiary of Adelphia which provides for the payment of management fees by Olympus. The amount and payment of these fees is subject to restrictions contained in the partnership agreements. Prior to January 1, 1995, Olympus also reimbursed Adelphia for direct operating costs, which amounted to $1,477 for 1994. During the year ended December 31, 1995, Olympus paid Adelphia a fee totaling $646 in connection with the acquisition of Leadership Cable.

  Olympus has periodically received funds from and advanced funds to Adelphia and other affiliates. Olympus was charged $9,373, $7,501 and $6,600 of interest on such net payables for 1994, 1995 and 1996, respectively.

                 OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

  At December 31, 1996, Olympus had interest rate swaps with an affiliate for a notional amount of $140,000 for Receive Fixed Swaps. These swaps expire at various dates through 1998. The net effect of these interest rate swaps was to decrease interest expense by $0, $244 and $2,554 in 1994, 1995 and 1996, respectively.

  Olympus has agreements with affiliates to provide for the payment of management fees to Olympus equal to a percentage of the affiliates' revenues. Such fees, which are included in revenues, amounted to $1,356, $29 and $50 for 1994, 1995 and 1996, respectively.

  On March 31, 1994, Olympus sold to Adelphia, rights to provide alternate access in its franchised areas and an investment in an unaffiliated partnership for a purchase price of $15,500. The sale resulted in the reduction of a payable to Adelphia of $15,500. Due to the common control of these entities, the excess of the sale price over Olympus' carrying value has been credited directly in general partners' equity (deficiency).

  On June 30, 1994, Olympus sold to Adelphia 85% of the common stock of Northeast Cable, Inc., a wholly-owned subsidiary, for a selling price of $31,875 and assumption of notes payable to banks of $42,300. Adelphia paid $16,000 in cash and the remainder resulted in a decrease of Adelphia's then existing receivable from Olympus.